OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition and Exemption Report

December 31, 2016

(With Reports of Independent Registered Public Accounting Firm)

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York, NY 10281-1008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tony Oh (303) 768-1363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street, Suite 800, Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Tony Oh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Brooke Belfiore

Notary Public

BROOKE BELFIORE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084023723
MY COMMISSION EXPIRES JULY 17, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

(Confidential)



KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado
February 3, 2017

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2016

(Dollars in thousands)

Assets

Cash and cash equivalents	$	242,146
Accounts receivable:		
Distribution and service plan fee receivable		24,055
Intercompany service arrangement receivable		7,089
Other		229
Other assets		3,990
Income tax receivable		1,687
Net deferred tax asset		28,080
Deferred sales commissions		13,653
Total assets	$	320,929

Liabilities and Shareholder's Equity

Liabilities:		
Distribution and service plan fee payable		76,411
Accounts payable and accrued expenses		30,559
Accrued compensation		37,777
Intercompany service arrangement payable		34,769
Income tax payable		6,543
Deferred compensation arrangements		48,717
Total liabilities		234,776
Shareholder's equity:		
Total shareholder's equity		86,153
Total liabilities and shareholder's equity	$	320,929

See accompanying notes to statement of financial condition.

(Dollars in thousands)

(1) The Company and Its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company or OFDI), a New York corporation, distributes registered investment companies (hereafter referred to as mutual funds), for the OppenheimerFunds mutual fund family. The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI or Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is ultimately controlled by Massachusetts Mutual Life Insurance Company (Mass Mutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934. From January 1, 2016, to November 22, 2016, the Company claimed exemption under SEA Rule 15c3-3(k)(2)(i) as it received and promptly transmitted customer funds. On November 23, 2016, the Company began to no longer receive or transmit customer funds. From this date on, the Company claims an exemption under SEA Rule 15c3-3(k)(1) as its securities activities are limited to serving as a distributor and/or underwriter for certain registered investment companies managed by OFI. As a result, amounts received on behalf of customers and amounts due from and to registered investment companies are no longer recorded on the Company's Statement of Financial Condition.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash and cash equivalents.

(b) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized over the estimated period in which they will be recovered from distribution and service plan fees and/or contingent deferred sales charges, ranging over 12 months to 6 years, depending on share class. Contingent deferred sales charges received from early withdrawal reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2016. In 2012, the Company stopped offering class B shares, which originally had a 6 year amortization period, for new purchases. As of December 31, 2016, the class B shares have a maximum of approximately one and a half years of amortization period remaining.

(c) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax assets and liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with Mass Mutual and Mass Mutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, Mass Mutual, and Mass Mutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation

agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(d) *Fair Value of Financial Instruments*

The Company's financial instruments include cash and cash equivalents, and accounts receivable and payable. The carrying values of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature.

(e) *Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2016:

(a) *Officers and Directors of the Company and Shareholders of OAC*

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors of affiliates or the mutual funds distributed by the Company.

(b) *Intercompany Service Arrangements*

The Company provides marketing and related services to OFI and affiliates, OFI SteelPath, Inc. and VTL Associates LLC. In consideration for the services provided by the Company, OFI and OFI SteelPath, Inc. pay a portion of their investment advisory fees to the Company. The balance receivable related to this agreement is $7,089 at December 31, 2016.

The Company has entered into an expense sharing agreement with an affiliate, OFI Global Asset Management, Inc. (OFI Global). OFI Global provides administrative support services, office space, and other services to the Company. OFI Global allocates a proportional share of the cost of the services to the Company based upon its use of the services. The balance payable related to this agreement is $8,297 at December 31, 2016.

(Dollars in thousands)

The Company also reimburses OFI Global for paying certain expenses such as payroll and vendor payments on behalf of the Company. At December 31, 2016, the Company has a payable to OFI Global in the amount of $26,472 related to such expenses.

(c) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of Mass Mutual for certain revenue sharing and servicing arrangements. The balance payable related to this agreement is $1,849 at December 31, 2016 and is included in accounts payable and accrued expenses.

(d) Distribution and Service Plan Fees

The Company makes payments to affiliates of Mass Mutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $2,671 at December 31, 2016 and is included in distribution and service plan fee payable.

(Dollars in thousands)

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2016 are as follows:

Deferred tax assets (by type):		
Share-based payment arrangements	$	7,885
State net operating losses		14,405
Deferred compensation arrangements		17,933
		40,223
Less valuation allowance		547
Gross deferred tax assets		39,676
Deferred tax liabilities (by type):		
Deferred sales commissions		5,026
Other		6,570
Gross deferred tax liabilities		11,596
Net deferred tax asset	$	28,080
Deferred taxed (by jurisdiction):		
Net deferred tax assets (State)	$	15,274
Net deferred tax assets (Federal)		12,806
Net deferred tax asset	$	28,080

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income resulting from the recent business restructuring, and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized. The total valuation allowance as of December 31, 2016 of $547 is the amount attributable to state net operating losses.

As of December 31, 2016, $1,687 was a receivable for state income taxes. As of the same date, $6,543 was a receivable from Mass Mutual for consolidated federal income taxes.

The Company recognizes accrued interest and penalties related to the liability for uncertain tax positions as a component of the provision for income taxes. As of December 31, 2016, the

(Dollars in thousands)

Company's receivable for interest and penalties was $121, and $47 of interest and penalties benefit was recorded in earnings for the year ended December 31, 2016.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities, and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2011 and later remain open to U.S. federal income tax examination, tax years after 2011 remain open to income tax examination in New York State, and tax years after 1996 remain open to income tax examination in Colorado.

(4) Employee Benefit Plans

OFI Global has a 401(k) Retirement Savings Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

In addition, employees of the Company participate in OFI Global's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on mutual funds in the OppenheimerFunds family. At December 31, 2016, deferred compensation payable was $48,717.

(5) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of Rule 15c3-1. Under this method, minimum capital is $250. At December 31, 2016, the Company had net capital of $21,044 that exceeded requirements by $20,794.

(Dollars in thousands)

(6) Litigation

In 2009, several lawsuits were filed as putative class actions and later consolidated before the U.S. District Court for the District of Colorado in connection with the investment performance of Oppenheimer Rochester California Municipal Fund, a fund advised by OFI and distributed by its subsidiary OFDI (the California Fund Suit). The plaintiffs in the California Fund Suit raise claims against OFI, OFDI and certain present and former trustees and officers of the fund under federal securities laws and allege, among other things, the disclosure documents of the fund contained misrepresentations and omissions, that the investment policies of the fund were not followed, and that the fund and the other defendants violated federal securities laws and regulations and certain state laws. An amended complaint and a motion to dismiss were filed, and in 2011 the court issued an order which granted in part and denied in part the defendants' motion to dismiss. In October 2015, following a successful appeal by defendants and subsequent rehearing, the court granted plaintiffs' motion for class certification and appointed class representatives and class counsel. In June 2016, plaintiffs and defendant separately filed motions for partial summary judgment. Those motions are still pending. On January 5, 2017, the parties participated in a mediation of their dispute, which did not result in a settlement. In 2016, OFI recorded a reserve of $33,400 as an estimate of the probable amount of the costs it would incur to resolve the California Fund Suit. OFI also concluded that certain of those costs would be covered by proceeds of an insurance policy and recorded a related insurance recovery of $14,200 in 2016. OFI does not intend to allocate any of the net settlement costs of the California Fund Suit to OFDI. OFI and OFDI believe that the California Fund Suit is without merit; that it is premature to render any opinion as to the likelihood of an outcome unfavorable to them in the California Fund Suit.

OFDI is involved in various other legal proceedings and regulatory matters that arise in the ordinary course of its business. In connection with informal and formal inquiries, examinations and investigations by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities. In the opinion of management, after consultation with legal counsel, the resolution of those proceedings and regulatory matters should not have a material adverse effect on OFDI's financial position, results of operations, or liquidity.

(7) Subsequent Events

The Company evaluated subsequent events through February 3, 2017, which is the date the financial statement was available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statement.

Appendix I – Exemption Report



KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have reviewed management's statements, included in the accompanying OppenheimerFunds Distributor Inc. Exemption Report (the Exemption Report), in which (1) OppenheimerFunds Distributor, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2016 to November 22, 2016, and from 17 C.F.R. § 240.15c3-3(k)(1) from November 23, 2016 to December 31, 2016 (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Denver, Colorado
February 3, 2017

OppenheimerFunds Distributor, Inc. Exemption Report

OppenheimerFunds Distributor, Inc. (the "Company" or "OFDI") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2016 to November 22, 2016, and claims exemption from 17 C.F.R. § 240.15c3-3(k)(1) thereafter (the "exemption provisions") and (2) the Company met the exemption provisions throughout the most recent fiscal year 2016 from January 1, 2016 to December 31, 2016.

OppenheimerFunds Distributor, Inc.

February 3, 2017